UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001.

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                                 to                                                 ..

Commission file numbers 33-84656 and 333-17773.

     A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Gray Communications Systems, Inc. Capital Accumulation Plan

     B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Gray Communications Systems, Inc. 126 N. Washington Street Albany, Georgia 31701

1

INDEPENDENT AUDITOR’S REPORT
Report Of Independent Auditors
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Schedule of Assets Held for Investment Purposes at End of Year
Schedule of Reportable Transactions
EX-23.1 Consent of McGladrey & Pullen, LLP
EX-23.2 Consent of Ernst & Young LLP

GRAY COMMUNICATIONS SYSTEMS, INC.

FORM 11-K

REQUIRED INFORMATION

(a)	Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the Gray Communications Systems, Inc. Capital Accumulation Plan as required by Form 11-K, together with the report thereon of McGladrey & Pullen, LLP, independent auditors, dated June 19, 2002 AND Ernst & Young, LLP, independent auditors, dated May 18, 2001.

(b)	Exhibits. Consents of McGladrey & Pullen, LLP dated June 26, 2002 and Ernst & Young, LLP dated June 27, 2002 are being filed as an exhibit to this report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GRAY COMMUNICATIONS SYSTEMS, INC. CAPITAL ACCUMULATION PLAN

Date: June 27, 2002	By:	/S/ James C. Ryan

James C. Ryan Chief Financial Officer Plan Administrator

2

GRAY COMMUNICATIONS SYSTEMS, INC.

FORM 11-K

EXHIBIT INDEX

Exhibit		Page
Number	Exhibit	Number

23.1	Consent of McGladrey & Pullen, LLP to incorporation of its report by reference in Gray Communications Systems, Inc. Registration Statement on Form S-8, No. 33-84656 and No. 333-17773	17

23.2	Consent of Ernst & Young LLP to incorporation of its report by reference in Gray Communications Systems, Inc. Registration Statement on Form S-8, No.33-84656 and No.333-17773	18

3

Financial Statements
and Supplemental Schedules

Gray Communications Systems, Inc.
Capital Accumulation Plan

December 31, 2001 and 2000
with Report of Independent Auditors

Gray Communications Systems, Inc.
Capital Accumulation Plan

Financial Statements
and Supplemental Schedules

December 31, 2001 and 2000

Contents

Report of Independent Auditors	1
Report of Independent Auditors	2
Financial Statements
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5
Supplemental Schedules
Schedule of Assets Held for Investment Purposes at End of Year	10
Schedule of Reportable Transactions	11

INDEPENDENT AUDITOR’S REPORT

Benefit Committee
Gray Communications Systems, Inc.
    Capital Accumulation Plan
Albany, Georgia

We have audited the accompanying statement of net assets available for benefits of the Gray Communications Systems, Inc. Capital Accumulation Plan (the “Plan”) as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year as of December 31, 2001, and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP

Fort Lauderdale, Florida
June 19, 2002

Report Of Independent Auditors

Benefit Committee
Gray Communications Systems, Inc.

We have audited the accompanying statement of net assets available for benefits of the Gray Communications Systems, Inc. Capital Accumulation Plan as of December 31, 2000. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

May 18, 2001

Gray Communications Systems, Inc.
Capital Accumulation Plan

Statements of Net Assets Available for Benefits

	December 31,

	2001	2000

Assets
Investments:
Participant directed:
Mutual funds	$8,185,872	$7,627,231
Participant loans	227,036	200,165

	8,412,908	7,827,396

Nonparticipant directed:
Gray Communications Systems Common Stock — Class A	528,541	711,563
Gray Communications Systems Common Stock — Class B	2,171,297	2,503,191
Common stock liquidity cash	85,411	101,467

	2,785,249	3,316,221

Receivables:
Sponsor contributions	49,281	59,850
Participant contributions	124,618	148,452

	173,899	208,302

Net assets available for benefits	$11,372,056	$11,351,919

See accompanying notes to financial statements.

Gray Communications Systems, Inc.
Capital Accumulation Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001

	Participant	Nonparticipant
	Directed	Directed	Total

Additions in net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(760,858)	$(931,203)	$(1,692,061)
Interest and dividends	366,797	16,197	382,994
Loan interest	16,603	—	16,603
Other	3,393	—	3,393

	(374,065)	(915,006)	(1,289,071)
Contributions:
Rollover contributions	2,034		2,034
Employee contributions	1,455,214	198,471	1,653,685
Employer contributions	—	688,253	688,253

Total additions	1,083,183	(28,282)	1,054,901

Deductions from net assets attributed to:
Administrative expenses	25,137	10,217	35,354
Benefit payments	506,937	492,473	999,410

Total deductions	532,074	502,690	1,034,764

Net increase (decrease) in net assets available for benefits	551,109	(530,972)	20,137
Net assets available for benefits, beginning of year	8,618,442	2,733,477	11,351,919

Net assets available for benefits, end of year	$9,169,551	$2,202,505	$11,372,056

See accompanying notes to financial statements.

Gray Communications Systems, Inc.
Capital Accumulation Plan

Notes to Financial Statements

December 31, 2001

1.   Accounting Policies

Basis of Accounting

Gray Communications Systems, Inc. Capital Accumulation Plan (the “Plan”) financial statements are presented on the accrual basis of accounting. Gray Communications System, Inc., (the “Company”) is the Plan’s sponsor and Plan administrator. Circle Trust Company (“Circle Trust”) is the Plan’s trustee.

Contributions

Employer contributions are accrued in the period in which they become obligations of the Company. The amount is determined in accordance with the provisions of the Plan as approved by the Company’s Board of Directors. Contributions from participants are made on a voluntary basis.

Payment of Benefits

Benefits are recorded when paid.

Investments

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Gray Communications Systems, Inc.
Capital Accumulation Plan

Notes to Financial Statements (continued)

1.   Accounting Policies (continued)

Net Appreciation (Depreciation) in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments.

2.   Description of the Plan

The following description of the Plan provides only general information. Reference should be made to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established and made effective October 1, 1994, for the administration and allocation of contributions by Gray Communications Systems, Inc., (the “Employer”) and to encourage eligible employees to defer a part of their current income to provide for their retirement, death, or disability under the provisions of Section 401(k) of the Internal Revenue Code. The Plan covers all employees of Gray Communications Systems, Inc. and its subsidiaries and affiliates that subsequently adopt the Plan. Employees who have completed one eligibility year of service as defined in the plan document may become a participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

The Plan allows participants to make contributions up to a maximum of 16% of their compensation on a before-tax basis and up to a maximum of 16% on an after-tax basis, as long as the sum of the before-tax and after-tax percentages does not exceed 16%. Participants may change their deferral options quarterly.

Participants’ contributions on a before-tax basis are limited by the Internal Revenue Code Section 402(c) (5) to $10,500, in 2001. In addition, annual additions to all pension plans shall not exceed the lesser of $35,000 or 25% of a participant’s annual compensation. Contributions to highly compensated employees are subject to additional restrictions.

Gray Communications Systems, Inc.
Capital Accumulation Plan

Notes to Financial Statements (continued)

2.   Description of the Plan (continued)

Contributions (continued)

The Sponsor shall contribute to the Plan a matching percentage, as determined by a declaration of its Board of Directors before the beginning of any Plan year, of the eligible contributions of Plan participants not to exceed 6% of eligible compensation as defined in the Plan document. The matching percentage was 50% for the year ended December 31, 2001. The Sponsor’s matching contributions can be made either in shares of Gray Communications Systems, Inc. Class B common stock or in cash. Any forfeitures of Sponsor contributions are used to reduce future Sponsor contributions. Forfeitures of nonvested amounts were approximately $173,028 as of December 31, 2001.

Investment Funds

Participants may direct their contributions, employer contributions, and any related earnings into various mutual funds held by Circle Trust. Participants may change their investment elections daily. Matching contributions made in shares of Gray Communications Systems, Inc. Class B common stock may not be redirected until the accounts are fully vested.

Vesting

Participants are immediately vested in their voluntary contributions plus the actual earnings thereon. Employer contributions and earnings thereon become 100% vested after completing five years of service as defined in the Plan document.

Payment of Benefits

Upon retirement, death, disability, or termination of employment, a participant, or their designated beneficiary, may elect to receive the vested balance in the participant’s account in the form of installment payments for a stated period, a single lump-sum cash payment, or a direct rollover to another retirement plan.

Plan Termination

The Plan may be terminated or amended by the Board at any time, provided, however, that no such amendment shall make it possible for any part of the corpus or income of the Plan to be used for or directed to purposes other than for the exclusive benefit of participants or their beneficiaries. If the Plan is terminated by the Employer, each participant’s account will become fully vested and nonforfeitable.

Gray Communications Systems, Inc.
Capital Accumulation Plan

Notes to Financial Statements (continued)

2.   Description of the Plan (continued)

Participant Loans

Participants may receive a loan from their account subject to the adoption of a written loan agreement and approval of a participant’s application. The maximum loan amount is the lesser of $50,000 or one-half of a participant’s vested account balance, with a minimum loan amount of $1,000. Loans are payable through payroll deductions over periods ranging up to five years, unless the loan qualifies as a home loan in which case the repayment period may be longer. The interest rate is determined by the plan administrator based on prevailing market conditions and is fixed over the life of the note. The loan interest rate is equal to the prime rate for major banks, as published in The Wall Street Journal on the date the loan is approved, plus 1%.

Administrative Expenses

The Employer pays all administrative expenses of the Plan except for certain contract administrator and trustee fees. Such charges not paid by the employer were applied directly to the accounts of the participants and are classified as administrative expenses in the statement of changes in net assets available for benefits. Administrative expenses paid by the employer are not included in the accompanying financial information.

3.   Investments

The fair market values of mutual funds that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2001 and 2000 are as follows:

December 31, 2001:
Growth Fund of America, 105,659 shares	$2,505,166
Investment Company of America, 64,771 shares	1,847,918
Intermediate Bond Fund, 116,754 shares	1,582,016
Cash Management Trust, 851,853 shares	851,853

Gray Communications Systems, Inc.
Capital Accumulation Plan

Notes to Financial Statements (continued)

3.   Investments (continued)

December 31, 2000:
Growth Fund of America, 95,451 shares	$2,584,472
Investment Company of America, 57,140 shares	1,773,414
Intermediate Bond Fund, 101,084 shares	1,355,378
Cash Management Trust, 626,668 shares	626,668

The market volatility of equity-based investments in 2002 is expected to substantially impact the value of such investments.

4.   Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service, dated October 25, 1995, regarding the Plan’s exemption from federal income tax under Section 501(a) of the Internal Revenue Code. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the Plan is qualified as of December 31, 2001, and as such, no provision for income tax has been included in the Plan’s financial statements.

5.   Transactions with Parties-In-Interest

Certain Plan investments are managed by Circle Trust. Circle Trust is the trustee of the Plan and therefore these transactions qualify as party-in-interest transactions. In addition, transactions involving the Common Stock Fund, which invests in the common stock of the Plan Sponsor, also qualify as party-in-interest transactions. The Plan considers only “prohibited transactions” as reportable party-in-interest transactions. The Plan had no such reportable party-in-interest transactions during the year ended December 31, 2001.

Other Financial Information

Gray Communications Systems, Inc.
Capital Accumulation Plan

Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2001

	Description of
	Investment
	(shares)	Cost	Fair Value

*Circle Trust Company:
Growth Fund of America	105,658.642	#	$2,505,166
Investment Company of America	64,771.030	#	1,847,918
Intermediate Bond Fund	116,753.958	#	1,582,016
Cash Management Trust	851,853.000	#	851,853
Europacific Growth Fund	16,428.084	#	441,423
New Economy Fund	24,111.747	#	441,245
Small Cap World Fund	13,332.172	#	305,573
Van Kampen Emerging Growth Fund	3,735.074	#	158,068
New Perspective	498.540	#	10,813
Fundamental Investors Fund	702.702	#	19,289
Equity Growth Fund	438.046	#	21,136
Fidelity Advisors Overseas Fund Class A	100.805	#	1,372

Total			8,185,872
Common Stock Fund — Gray Communications Systems, Inc.:
* Common Stock — Class A	38,054.000	488,260	528,541
* Common Stock — Class B	209,990.000	2,934,064	2,171,297
Common Stock liquidity cash		85,411	85,411
Participant Loans (rates of interest lowest - 6.00%, highest - 10.5%)		#	227,036

			$11,198,157

* Indicates a party-in-interest.

# Not applicable for participant directed investments.

Gray Communications Systems, Inc.
Capital Accumulation Plan

EIN: 58-0285030 Plan Number: 003
Schedule H, Line 4j

Schedule of Reportable Transactions

Year ended December 31, 2001

					(h)
		(c)	(d)	(g)	Current Value	(i)
(a)	(b)	Purchase	Selling	Cost of	of Asset on	Net Gain
Identity of Party Involved	Description of Asset	Price	Price	Asset	Transaction Date	(Loss)

Category (iii) — Series of transactions in excess of 5% of Plan assets.

Gray Communications Systems, Inc.	Gray Communications Systems, Inc.
	Common Stock - Class B
	Purchases of 64,507 shares	$888,758	$—	$888,758	$888,758	$—
	Sales of 24,946 shares	—	339,957	348,554	339,957	(8,597)

Note: The information required by columns (e) and (f) is not applicable.